

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

Via E-mail
Patrick J. Pazderka, Esq.
Oppenheimer Wolff & Donnelly LLP
Campbell Mithun Tower - Suite 2000
222 South Ninth Street
Minneapolis, MN 55402-3338

> **Re: Aetrium Incorporated**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 8, 2012**
> **File No. 000-22166**

Dear Mr. Pazderka:

We have reviewed the amended filing and have the following additional comments. All defined terms used in this letter have the same meaning as in the above proxy statement.

Introduction, page 1

1.   Refer to the last sentence of the second paragraph on page 1 indicating that voting for the Shareholder Group nominees would be "dangerous, to the best interests of the company and its other shareholders." Such statement and the implication created thereby appear to impugn the character, integrity and personal reputation of the Shareholder Group, all without adequate factual foundation. As we indicated in our letter dated October 19, 2012, please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the company does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

The Shareholder Group Lacks of Experience, page 6

2.   Disclosure in the second paragraph of this section indicates that "the Board of Directors has also rejected the Shareholder Group's proposal to be appointed to half of the Board seats until, under the Shareholder Group's proposal, it would take control of the company at the next annual shareholders meeting." Disclosure in the second sentence on page 6 indicates that "we have invited the Shareholder Group to [sic] up to four seats on our Board." These two sentences appear to contradict each other. Please reconcile, or if you

believe these two sentences do not contradict each other, please revise the sentences to clarify the intended meaning.

Record Date and Quorum, page 9

3.   The first sentence of the second paragraph of this section indicates that "[t]he presence, in person or by proxy, of the holders of *a majority of the outstanding shares of our common stock* on the record date (5,390,726) will constitute quorum for purposes of the special meeting" (emphasis added). Similarly, under the question "What is the required quorum for the special meeting?" found on page A-2 of Appendix III, the disclosure states that "[t]he holders of a majority of the *shares* (5,390,726 shares) *entitled to vote and represented in person or by proxy at the special meeting* will constitute a quorum for the transaction of business at the special meeting." Such disclosure appears to contradict Article II, Section 8 of the Company's bylaws which states that "[t]he holders of a majority of the voting power of the *shares present in person or by proxy entitled to vote at a meeting* shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or by the Articles of Incorporation" (emphasis added). Please revise the disclosure on this page and page A-2 accordingly. Consistent with this change, please also revise clause (b) in the second sentence of the third paragraph on page 9 and similar disclosure on page A-2 to delete the reference to 2,695,364 shares in the parenthetical.

If you believe revised disclosure is not required, please provide a detailed legal analysis supporting your conclusion. Please also address the fact that, unlike the conflicting language noted in the preceding paragraph, the discussion of the required votes on page 9 that "the affirmative vote of the holders of a *majority of the outstanding shares* (5,390,726 shares) entitled to vote at the special meeting" (emphasis added) is required to approve the proposal to remove the directors (assuming the bylaw proposal is not adopted) is consistent with the language in Article III, Section 3 of the bylaws that directors may be removed by "the affirmative vote of the holders of *a majority of the voting shares entitled to elect such director*" (emphasis added).

Effect of Broker Non-Votes, page 10

4.   Please refer to the last sentence of this paragraph. We note that the disclosure on page 4 of the proxy statement filed on October 12, 2012 indicated that "[s]hares represented by proxies that reflect "broker non-votes" (shares of stock held of record by a broker as to which no voting direction or discretionary authority exists) will be counted for purposes of determining the presence of a quorum at the special meeting." Please advise why the disclosure was changed in the revised preliminary proxy to indicate that the exact opposite is true.

5.   In the event a beneficial owner provides voting instructions for only one or two of the three proposals, resulting in a broker non-vote as to the third proposal, please disclose, in

light of the last sentence of the disclosure in this section, whether such shares will be counted for the purpose of determining a quorum at the special meeting as to all three proposals. Please make a corresponding change on page A-3 of Appendix III.

6. Please provide a detailed legal analysis, including a discussion of applicable state law and NASDAQ regulations, supporting the statements in the last two sentences of this paragraph that member brokers who do not receive instructions from their customers "will not be entitled" to vote on the proposals and that broker non-votes will not be submitted for purposes of attaining a quorum. Include in such response whether Minnesota law considers a broker's contractual obligation not to vote uninstructed shares as the legal equivalent of not being entitled to vote such shares. Alternatively, if state law or other applicable regulations legally prohibit the broker from voting uninstructed shares, please cite to and discuss the relevant authority.

Solicitation of Proxies, page 10

7. Revise the last sentence of this paragraph to reflect that the Shareholder Group has estimated its expenses related to the solicitation of proxies in connection with the special meeting.

Background on the Calling of the Special Meeting, page A-1

8. Refer to the last sentence of the third paragraph of this section and comment 1 above. Please advise why it is appropriate to include such language given that a Schedule 13D filed on August 14, 2012 indicates that Mr. Vetter formed a shareholder group that included Archer on August 9, 2012. The referenced disclosure raises the implication that Mr. Vetter formed a group at an earlier time and that the disclosure in the Schedule 13D is inaccurate. Consistent with comment 1 above, please either provide support for such implication or remove this sentence.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions